19

08003424

82- SUBMISSIONS FACING SHEET

INITIAL
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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MegaChips Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 26 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04861 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/25/08

FILE NO. 82-4861

(Excerpt translation)

ARLS 3-31-08

BRIEF STATEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2008

May 9, 2008

Name of the Company:	MegaChips Corporation
Listing:	1st Section, Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Representative:	Shigeki Matsuoka President and Representative Director
Person to contact:	Tetsuo Hikawa Director and General Manager, Corporate Control Division
Scheduled date of the Ordinary General Meeting of Shareholders:	June 25, 2008
Scheduled date of payment of dividends:	June 4, 2008
Scheduled date of filing of securities report:	June 25, 2008

1. Consolidated operating results for the year ended March 31, 2008 (April 1, 2007 through March 31, 2008):

Figures are stated by discarding fractions of one million yen.

(1) Consolidated operating results

(The percentages indicate the rates of increase (decrease) from the previous fiscal year.)

	Year ended March 31, 2008	Year ended March 31, 2007
Sales	¥50,671 million	¥44,696 million
	13.4%	45.5%
Operating profit	¥3,444 million	¥2,920 million
	17.9%	37.8%
Ordinary profit	¥3,304 million	¥2,869 million
	15.2%	35.4%
Profit for the year	¥2,612 million	¥1,519 million
	71.9%	14.9%
Profit for the year per share	¥105.60	¥61.34
Fully diluted earnings per share	¥105.22	¥61.07
Ratio of profit to shareholders' equity for the year	12.7%	8.3%
Ratio of ordinary profit to total assets	9.8%	10.2%
Ratio of ordinary profit to sales	6.8%	6.5%

(Note) Investment gain (loss) on equity method: ¥ - ¥ -

(2) Consolidated financial condition

	Year ended March 31, 2008	Year ended March 31, 2007
Total assets	¥35,329 million	¥32,342 million
Net assets	¥21,436 million	¥19,693 million
Net worth ratio	60.7%	60.9%
Net assets per share	¥876.66	¥794.84

(Note) Net worth: ¥21,436 million ¥19,693 million

(3) Consolidated cash flow condition

	Year ended March 31, 2008	Year ended March 31, 2007
Cash flows from operating activities	¥2,340 million	(¥1,919 million)
Cash flows from investing activities	(¥1,558 million)	(¥660 million)
Cash flows from financing activities	¥1,071 million	¥2,633 million
Cash and cash equivalents at the end of the year	¥6,530 million	¥4,737 million

2. State of dividends:

		Year ended March 31, 2007	Year ended March 31, 2008	Year ending March 31, 2009 forecast)*
Dividend per share:	Year-end	¥18.00	¥32.00	
	Annual	¥18.00	¥32.00	
Aggregate dividends (annual):		¥445 million	¥782 million	-
Dividend propensity (consolidated):		29.3%	30.3%	
Ratio of dividends to net assets (consolidated):		2.4%	3.8	-

* 1. The amount of annual dividend per share for the year ending March 31, 2009 is yet to be determined. The Company intends to continue to pay a dividend of at least ¥10 per annum, based on about 30% of profit for the year on a consolidated basis.

2. The year-end dividend per share for the year ended March 31, 2008 includes a special dividend of ¥9 per share.

3. Forecast of consolidated operating results for the year ending March 31, 2009 (April 1, 2008 through March 31, 2009):

(The percentages indicate the rates of increase (decrease) from the previous fiscal year in respect of the whole-year period, and from the second-quarter cumulative period of the previous fiscal year in respect of the second-quarter cumulative period, respectively.)

	Second-quarter cumulative period	Whole-year period
Sales	¥24,000 million (5.7%)	¥52,000 million 2.6%
Operating profit	¥1,700 million 6.2%	¥3,800 million 10.3%
Ordinary profit	¥1,650 million 7.5%	¥3,700 million 12.0%
Profit for the period	¥940 million (42.2%)	¥2,100 million (19.6%)
Profit for the period per share	¥38.44	¥85.88

* The principal reason for the decrease in the forecast of profit for the next fiscal year from the fiscal year under review is that the tax effect (approximately ¥770 million) on loss carried forward that the Company acquired upon the merger of its two consolidated subsidiaries in April 2007 will cease to exist.

4. Others

(1) Changes in important subsidiaries (changes in specific subsidiaries associated with changes in the scope of consolidation) during the year: Yes

Exclusion: 2 (MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc.)

(Note) For further information, please refer to "2. STATE OF CORPORATE GROUP" on p14.

(2) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of consolidated financial statements (those to be stated as Changes in the Important Matters Forming the Basis for Preparing Consolidated Financial Statements):

1) Changes associated with changes in accounting standards: Yes
2) Other changes: Yes

(3) Number of issued shares (shares of common stock):

1) Number of issued shares (including shares of treasury stock) as of the end of the fiscal year:
   Year ended March 31, 2008: 24,904,517 shares
   Year ended March 31, 2007: 25,939,217 shares

2) Number of shares of treasury stock as of the end of the fiscal year:
   Year ended March 31, 2008: 451,552 shares
   Year ended March 31, 2007: 1,162,360 shares

(For reference) Summary of the non-consolidated operating results

1. Non-consolidated operating results for the year ended March 31, 2008 (April 1, 2007 through March 31, 2008):

Figures are stated by discarding fractions of one million yen.

(1) Non-consolidated operating results

(The percentages indicate the rates of increase (decrease) from the previous fiscal year.)

	Year ended March 31, 2008	Year ended March 31, 2007
Sales	¥50,658 million	¥911 million
	- %	7.8%
Operating profit	¥3,567 million	¥22 million
	- %	186.8%
Ordinary profit	¥3,367 million	¥1,323 million
	154.5%	2.2%
Profit for the year	¥3,719 million	¥1,248 million
	197.8%	3.0%
Profit for the year per share	¥150.35	¥50.42
Fully diluted earnings per share	¥149.81	¥50.19

(2) Non-consolidated financial condition

	Year ended March 31, 2008	2007
Total assets	¥33,504 million	¥22,584 million
Net assets	¥19,628 million	¥16,371 million
Net worth ratio	58.6%	72.5%
Net assets per share	802.69	¥660.75
(Note) Net worth:	¥19,628 million	¥16,371 million

2. Forecast of non-consolidated operating results for the year ending March 31, 2009 (April 1, 2008 through March 31, 2009):

(The percentages indicate the rates of increase (decrease) from the previous fiscal year in respect of the whole-year period, and from the second-quarter cumulative period of the previous fiscal year in respect of the second-quarter cumulative period, respectively.)

	Second-quarter cumulative period	Whole-year period
Sales	¥24,000 million (5.9%)	¥52,000 million 2.6%
Operating profit	¥1,700 million 2.9%	¥3,800 million 6.5%
Ordinary profit	¥1,650 million 4.3%	¥3,700 million 9.9%
Profit for the year	¥940 million (66.5%)	¥2,100 million (43.5%)
Profit for the year per share	¥38.44	¥85.88

* The principal reason for the decrease in the forecast of profit for the next fiscal year from the fiscal year under review is that the tax effect (approximately ¥770 million) on the loss carried forward that the Company acquired upon the merger of its two consolidated subsidiaries in April 2007 will cease to exist.

* Note on the forecast of operating results:

The above forecast is made based on the information available to management as of the date hereof and the assumptions as of the date hereof as to uncertain factors that may affect the operating results in the future. The actual results may change materially depending on various factors in the future.

* Note on the non-consolidated operating results:

As a result of the merger of its two consolidated subsidiaries engaged in LSI business and system business, respectively, on April 1, 2007, non-consolidated operating results are materially different from those for the fiscal year ended March 31, 2007 and theretofore during which the Company was a holding company.

\- - - - -

QUALITATIVE INFORMATION, FINANCIAL STATEMENTS, ETC.

1. OPERATING RESULTS

(1) Analysis of operating results

(i) Overview of operating results in general

The Japanese economy during the fiscal year under review registered tones of slow expansion as solid growth in corporate earnings drove capital investment to increase and improved employment. However, due to the issue of subprime loans and a sharp rise in crude oil prices in the second half of the fiscal year under review, corporate earnings and capital investment have developed a tendency to decelerate and the future outlook for the economy has become uncertain.

In our electronic machinery and equipment industry, the market for some consumer electronic equipment, including digital TV and digital cameras, and electronic devices expanded. However, the market for the industry in general remained almost in the same level as the previous fiscal year as the market for electronic equipment for industrial use remained stagnant.

Under these circumstances, the Group focused its efforts on developing and selling customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Group's unique technologies of image compression and extension, sound and music compression, extension and transmission, and system products.

Specifically, with the digitalization of images, sounds, music and other media, the enhancement of performance of LSIs by advanced semiconductor technology and the upgrading of the infrastructures of telecommunications and broadcasting, such as broadband networks, high-speed cellular phone networks and digital broadcasting, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and sell high-end custom memories, system LSIs for high-performance digital cameras and system LSIs for terrestrial digital broadcasting, as well as develop and sell system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

As a result, on a consolidated basis, sales, operating profit and ordinary profit amounted to ¥50,671 million (a 13.4% increase from the previous fiscal year), ¥3,444 million (a 17.9% increase) and ¥3,304 million (a 15.2% increase), respectively. Profit for the year amounted to ¥2,612 million (a 71.9% increase).

(ii) Overview of segment information by business category

(a) LSI business

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥43,041 million (a 19.6% increase from the previous fiscal year) as demand for LSIs for storing game software (custom memories) increased favorably. Consolidated

sales of application-specific LSIs (ASSP) amounted to ¥5,020 million (a 16.9% decrease from the previous fiscal year) as the Group reduced sales of unprofitable memory-applied products for Chinese and domestic markets while demand for LSIs for receiving one segment of a frequency band of terrestrial digital broadcasting increased steadily. Consequently, consolidated sales in the LSI business totaled ¥48,062 million (a 14.4% increase). Operating profit amounted to ¥4,245 million (a 33.8% increase).

(b) System business

In the area of system products for recording digital images for use in the security and monitoring area, demand for customer-specific image monitoring systems remained strong. However, demand for existing products of the Company's own brand decreased and the launch of new system products was delayed. Consequently, consolidated sales in the system business totaled ¥2,609 million (a 2.5% decrease from the previous fiscal year). Operating loss amounted to ¥737 million (operating loss of ¥187 million for the previous fiscal year).

(iii) Overview of operating results by geographic segment

(a) Japan

Sales of customer-specific LSIs (ASIC) increased favorably. Consequently, consolidated sales totaled ¥50,462 million (a 16.3% increase from the previous fiscal year). Operating profit amounted to ¥3,569 million (a 17.8% increase).

(b) Asia

In Asia, the Group reduced sales of unprofitable memory-applied products. Consequently, consolidated sales totaled ¥209 million (an 83.9% decrease from the previous fiscal year). Operating loss amounted to ¥128 million (operating loss of ¥109 million for the previous fiscal year).

(iv) Prospect for operating results in general for the next fiscal year

Due to the slowing of the U.S. economy, a rise in resource prices and fluctuations in foreign exchange, concerns are growing about a decrease in corporate earnings and capital investment and a decline in private spending. Thus, the Japanese economy may temporarily enter a phase of deceleration but it is expected to remain in the same level as the fiscal year under review in general.

In the social environment surrounding the businesses of the Group, a further sophisticated information society is expected to come to pass due to increasing demand for digital home electronic appliances in the overseas market, the expansion of the wired and wireless broadband networks and the development of digitalization of broadcasting.

Under these circumstances, the Group intends to concentrate its efforts on developing a fuller line of customer-specific LSIs (ASIC) and enhancing supply capacity to meet increasing demand in the LSI business, as well as developing and selling application-specific LSIs targeting mobile devices and vehicle devices compatible with services of receiving one

segment of a frequency band of terrestrial digital broadcasting for mobile information devices, digital cameras and high definition-compatible AV (audio-visual) equipment. The Group will also exert strenuous efforts to cultivate the business of electronic devices, including boards and modules, utilizing these system LSIs to enlarge its profit-earning opportunities.

In the system business, the Group will focus on customer-specific systems that specialize in the uses of specific customers and concentrate its efforts on developing a fuller line of visual monitoring system products for security purposes and winning new customers.

Thus, the Group will strive to consolidate its high profit-earning basis and sharpen its competitive edge of the LSI business on a medium- and long-term range and improve profitability of the system business, and create new added values by promoting the fusion and synergy of its LSI business and system business.

Consolidated sales, operating profit and ordinary profit for the next fiscal year are expected to account for ¥52,000 million (a 2.6% increase from the fiscal year under review), ¥3,800 million (a 10.3% increase) and ¥3,700 million (a 12.0% increase), respectively. Profit for the next fiscal year is expected to account for ¥2,100 million (a 19.6% decrease). The principal reason for the decrease in the forecast of profit for the next fiscal year from the fiscal year under review is that the tax effect (approximately ¥770 million) on the loss carried forward that the Company acquired upon the merger of its two consolidated subsidiaries on April 1, 2007 will cease to exist.

The following is the forecast of consolidated sales by business segment:

LSI business:	¥48,000 million	(a 0.1% decrease from the fiscal year under review)
System business:	¥4,000 million	(a 53.3% increase from the fiscal year under review)

(2) Analysis of the financial position

(i) Changes in the financial position (consolidated)

Total assets at the end of the fiscal year under review amounted to ¥35,329 million (an increase of ¥2,987 million from the end of the previous fiscal year) as investment and other assets and cash and deposits increased by ¥2,087 million and ¥1,792 million, respectively, from the end of the previous fiscal year while trade notes and trade accounts receivable decreased by ¥662 million, among others.

Total liabilities amounted to ¥13,892 million (an increase of ¥1,243 million) as short-term loans payable increased by ¥2,000 million from the end of the previous fiscal year while trade accounts payable and accrued corporate income taxes decreased by ¥620 million and ¥410 million, respectively, among others.

Total net assets amounted to ¥21,436 million (an increase of ¥1,743 million) as retained earnings increased by ¥515 million and treasury stock decreased by ¥1,164 million from the end of the previous fiscal year, among other things. As a result, the net worth ratio at the end of the fiscal year under review was 60.7%.

(ii) State of cash flows

Cash and cash equivalents ("net cash") on a consolidated basis at the end of the fiscal year under review increased by ¥1,792 million from the previous fiscal year to account for ¥6,530 million.

The state of cash flows for the fiscal year under review is as follows:

Net cash provided by operating activities was ¥2,340 million (net cash of ¥1,919 million used in operating activities for the previous fiscal year), principally due to an income of ¥3,136 million (a 9.9% increase from the previous fiscal year) before income taxes and others, while inventories increased by ¥743 million and trade accounts payable decreased by ¥604 million, though trade accounts receivable decreased by ¥643 million.

Net cash used in investing activities was ¥1,558 million (a ¥898 million increase from the previous fiscal year), principally due to the payment of ¥1,252 million for long-term prepaid expenses. As a result, free cash flows, or the sum of cash flows from operating activities and cash flows from investing activities, resulted in the receipts of ¥781 million (payments of ¥2,579 million for the previous fiscal year).

Net cash provided by financing activities was ¥1,071 million (a ¥1,561 million decrease from the previous fiscal year), principally due to an increase of ¥2,000 million in short-term loans payable.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)	Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)
Net worth ratio (%):	79.0	70.2	60.9	60.7
Net worth ratio on a market value basis (%):	144.9	201.1	191.3	88.7
Ratio of interest-bearing debt to cash-flow (%):	-	-	-	341.8
Interest coverage ratio:	-	-	-	22.3

(Notes) 1. Each of the indices is calculated as follows:

Net worth ratio:	Net worth/Total assets
Net worth ratio on a market value basis:	Aggregate market value of listed stock/Total assets
Ratio of interest-bearing debt to cash-flow:	Interest-bearing debt/Cash provided by operating activities
Interest coverage ratio:	Cash provided by operating activities/ Interest payments

2. Each of the indices is calculated based on financial data on a consolidated basis.

3. The aggregate market value of listed stock is calculated based on the closing stock price at the end of each fiscal year multiplied by the total number of shares issued as of the end of each fiscal year.

4. As cash provided by operating activities, cash flows from operating activities in the statement of consolidated cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet.

(3) Basic principles concerning the distribution of profits and the dividends for the fiscal year under review and the next fiscal year

The Company gives priority to distributing profits to the shareholders as an important policy of management. To place greater emphasis on shareholder value, the Company has determined to link the amount of dividends more closely with consolidated operating results, while keeping internal reserves necessary for future business development and the strengthening of its corporate base. Specifically, the Company intends to pay about 30% of profit for the year on a consolidated basis as dividends, while maintaining an annual dividend of at least ¥10 per share.

With regard to the distribution of retained earnings for the fiscal year under review, in accordance with the policy mentioned above, the Company will pay an annual ordinary dividend of ¥23 per share to its shareholders as of March 31, 2008. In addition, in April 2007, the Company merged its operating subsidiaries to shift from the holding company system to the current corporate system. Due to a tax effect on the merger, net income increased by approximately ¥770 million, which has been determined by resolution of its Board of Directors to be distributed as an annual special dividend of ¥9 per share.

With regard to the distribution of retained earnings for the next fiscal year, the Company will, in accordance with the policy mentioned above, pay dividends. The amount of an annual dividend per share is yet to be determined.

With regard to internal reserves, in preparation for any change in the business conditions expected to occur, the Company intends to make efficient use of the funds by appropriation thereof to research and development activities that will lead to new growth and strategic investments to expand its business base and build up its financial base, whereby increasing its enterprise value.

(4) Risk factors in business

(i) Dependence on specific customers

(a) Purchasers

The Group principally sells LSIs for storing game software (custom memories) for use in game consoles, LSIs for game consoles and their peripherals, LSIs for receiving one segment of a frequency band of terrestrial digital broadcasting, one-chip LSIs for digital cameras and system products for recording and transmitting digital images in the area of security and monitoring. Specifically, the rate of net sales to Nintendo Co., Ltd. ("Nintendo"), to which the Group supplies LSIs for storing game software

(custom memories), among other things, is high.

Hence, the trend of the market for game machines mounted with these products and game software and the condition of application of the products of the Group by Nintendo may affect the operating results of the Group.

(b) Consigned manufacturers (suppliers)

The Group has since its incorporation adopted a model of business as a fabless enterprise to concentrate its management resources on research and development and consign manufacturing of products to third parties, whereby developing products to best meet customer needs based on its unique technological capabilities and expanding business without need to invest in plant and equipment that require a large amount of money. The Group diversifies manufacturing consignments in Japan and overseas, though the rate of consignments to Macronix International Co., Ltd. ("Macronix"), to which the Group consigns manufacturing of LSIs for storing game software (custom memories) supplied to its major customer Nintendo and LSIs for game consoles and their peripherals, is high.

Hence, if for some reason, Macronix stops manufacturing, the operating results of the Group may fluctuate.

The Company has entered into manufacturing consignment agreements with Nintendo and Macronix, respectively. The Company intends to build up good and close relationships with these companies to secure constant supply of products.

(ii) Business

(a) Risks in LSI business

The Group has adopted a model of fabless enterprise that possesses no manufacturing plant and equipment of its own and consigns manufacturing all to third parties. In the LSI business, manufacturing of products is consigned to semiconductor manufacturers. Hence, demand and supply in the semiconductor market may affect the quantities and prices of products to be procured by the Group and the Group may not be able to procure products in such quantities and at such prices as it expects. In addition, the Group's LSIs are used for digital equipment manufactured by state-of-the-art technology, which is subject to rapid technological renovations. Hence, there is no assurance that its products will continue to be employed. Furthermore, as equipment mounted with the Group's LSIs is exposed to intensive competition and demand volatilities, demand for the Group's LSIs may swing sharply and widely.

(b) Risks in system business

The Group sells image recording and transmitting system products in response to the development of digitalization in the security and monitoring area.

Demand for products in the security and monitoring area fluctuates according to the trend of capital investment in the area and accordingly, the operating results of the Group may be affected.

In addition, the Group has exerted its efforts to maintain its technological edge, including digital image processing and network technologies, and maintain its competitive edge by supplying optimized specific image systems for customers' operations. However, technological renovations in the area are rapid and the trends of technologies and services of other companies may affect the operating results of the Group.

Furthermore, in the event that a totally new market is to be created, the market may not grow as the Group foresees and accordingly, the operating results of the Group may be affected.

(c) Risks in strategic investment

In the event that the Group engages in strategic tie-ups, including equity participation, to accelerate growth of its LSI business and system business, complementary relationships for business or growth in operating results may not be materialized as the Group expects.

(d) Research and development

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Group has conducted business based on its technological development capabilities. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers and the showing of its "Uniqueness".

The Group believes that it can continue to develop and launch to the market innovative and attractive new products. However, the industry in which the Group belongs is exposed to rapid technological changes and the rapid prevalence of new technologies and new services or other changes may take place. In case of such any change, there is no assurance that the Group can respond quickly and it may be required to invest a large sum in research and development in response to such change.

Consequently, the operating results of the Group may be affected.

(e) Procurement of human resources

The Group, which has conducted business based on its technological development capabilities in the area of image, sound and communication, is required to acquire and maintain excellent engineers. The Group has exerted

its efforts to establish a personnel management policy necessary for that purpose and has maintained its excellent technological development capabilities and conducted business. However, if many excellent engineers leave the Group or new recruits cannot be supplied in the future, the Group may become less competitive.

(iii) Management

(a) Purchase defense measures

The Company recognizes that purchase defense measures and the protection of the interests of its shareholders from abusive purchasers are important issues for corporate management, and always collects information on recent business takeovers.

(b) Account auditors

For any reason on the part of the Company or in the event that the account auditors violate or contravene with laws or ordinances or the Company considers that the account auditors offended public order or morals, the Board of Statutory Auditors of the Company shall accordingly deliberate on the dismissal or non-reappointment of the account auditors. In the event that it considers it adequate to dismiss or not to reappoint the account auditors, it shall request the Board of Directors to make the "dismissal or non-reappointment of the account auditors" a proposition to be submitted to its General Meeting of Shareholders and the Board of Directors shall deliberate thereon.

(c) Risk concerning the establishment of internal control systems

The Group has recognized the emphasis on compliance with law and the establishment of corporate governance as its important managerial issues and has exerted its efforts to strengthen the same and enhance risk management.

Since May 2006, the Group has instituted fundamental policies on internal control pursuant to the Corporation Law and made its efforts to improve internal control systems pursuant to the Financial Instruments and Exchange Law and operate the systems in accordance with its rules.

Accordingly, the Group intends to manage business properly and lawfully and establish and improve, and evaluate, its internal control systems, including internal control with regard to financial reporting.

However, if any extraordinary event not assumed under the internal control systems established by the Group occurs, the credibility and comprehensiveness of financial reporting and information disclosure by the Group may not be assured. In such case, the Company may lose the trust of its stakeholders and it may have a material adverse effect on the financial position and operating results of the Group.

However, there has occurred no such event up to the present date.

(iv) Intellectual property rights

The Group, which is an R&D-oriented fabless enterprise, recognizes that the protection of its intellectual property rights is material to its business development. Hence, the Group has exerted its efforts to build up its internal system concerning intellectual property rights and strengthen cooperation with patent law offices to actively file applications for patents and trademarks and make them registered to protect the products and services offered by the Group, and simultaneously investigate rights of other companies thoroughly to prevent infringement of their rights.

However, there exists no assurance that all patents or trademarks for which the Group files applications will be registered. Additionally, as it is impossible to fully investigate technologies and rights of other companies prior to publication thereof, the Group may infringe intellectual property rights of other companies and litigation may be filed against the Group. In such case, the operating results of the Group may be affected.

As of the date hereof (May 9, 2008), no litigation has been filed against the Group in respect of any intellectual property right.

2. STATE OF CORPORATE GROUP

The Company's corporate group (the "Group"), which is comprised of the Company (MegaChips Corporation) and its two subsidiaries and one affiliated company, principally engages in the development, manufacture and sale of system LSIs and system products.

The content of operations of the Group and the positioning of the Company and its related companies in such operations are described below.

The business categories described herein are the same as those in the segment information by business category described in "4. (10) Segment Information".

(1) LSI business:

The principal lines of this business comprise customer-specific LSIs (ASIC) with optimal functions and performances for devices of specific customers and application-specific LSIs (ASSP) with optimal functions and performances for specific devices of unspecific customers. Additionally, as other LSIs, the Company sells standard LSLs manufactured by its consigned semiconductor manufacturers.

Customer-specific LSIs..........These products are developed by the Company, manufactured by its consigned semiconductor manufacturers and sold by the Company.

Application-specific LSIs......These products are developed by the Company and MegaChips (Hong Kong) Limited, manufactured by its consigned leading semiconductor manufacturers in Japan and overseas and sold by the Company and MegaChips (Hong Kong) Limited.

Other LSIs.............................These products are developed and manufactured by the Company's consigned leading semiconductor manufacturers in Taiwan and sold by the Company and MegaChips (Hong Kong) Limited.

(2) System business:

System products are developed by the Company, manufactured by its consigned manufacturers and sold by the Company.



Customers
Investee
Products
Products/ services
Products/ services
Products/ services
Investment
(Consolidated Subsidiary)
MegaChips (Hong Kong) Limited
(Affiliated company not subject to the equity method)
Mobile Television, Inc.
(Consolidated Subsidiary)
Shun Yin Investment Ltd.
LSI business
System business
MegaChips Corporation

State of related companies

Consolidated subsidiaries

Company	Location	Capital	Main business	Ratio of holding of voting rights	Relationship	Note
Shun Yin Investment Ltd.	Taipei, Republic of China	NT$629,040 thousand	Elimination or all-group	100.0%	The subsidiary holds the shares of Macronix International Co., Ltd. with which the Company has entered into a business alliance.	*
MegaChips (Hong Kong) Limited	Hung Hom, Kowloon, HongKong	HK$24,900 thousand	LSI business	100.0%	The subsidiary manufactures, sells and provides support, etc. for, LSI products in the Chinese market. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	

(Notes) 1. In the column of main business, the segment name by business category is listed.
2. *: The company falls under the category of specified subsidiaries.

3. BUSINESS POLICY

(1) Basic management policy

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Company has conducted business based on its technological development capabilities as an R&D-oriented, fabless and high-tech enterprise, unique in Japan, since its incorporation in 1990. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing digital image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers, the business development based not on a factory platform relying on production capacity but on a technology platform relying on its competitive advantage in technology related with, and capability to develop, images, sounds and communications, and the showing of its "Uniqueness" by developing business which provides optimal solutions to its customers through integrating its systems (system products) and LSI knowledge.

Under such philosophy, the Company has pursued a basic policy of distributing returns to its investors by exerting efforts to show consistent growth and increase its value by taking the lead in providing unique system LSIs, electronic devices, including boards and modules, utilizing these system LSIs and system products in the market.

(2) Targeted management indexes

As targeted management indexes, the Company intends to place importance on consolidated return on equity (ROE), consolidated return on assets (ROA) and consolidated cash flows. The Company has also defined operating profit per employee as an index of operating efficiency and intends to increase the operating profit per employee, as well as to

increase the ratio of operating profit to sales on a consolidated basis.

(3) Medium- to long-term management strategy and issues to be addressed

With the development of LSI technologies, the penetration of digital technologies in broad areas and the prevalence of high-speed telecommunications infrastructures, an advanced information society is expected to arrive.

In response to such changes in the society, the Group feels entrusted with the mission of "contributing to materializing people's security and safety, happy life and rich communication by providing unique products based on its high technologies to the world". The Company desires to contribute to creating an affluent future society in which people can feel happy, by providing products offering innovative, new values to the world, as well as unique products big business would not be able to produce, and utilizing its high technologies. In the area utilizing image, sound and communication technologies at which the Company excels, the Company aims to grow as a corporate entity that can offer system LSIs and electronic devices, including boards and modules, utilizing these system LSIs, as well as system products, in response to market and customer needs.

To materialize this vision, the Company will strengthen its business promotion functions and business management system to expand business. The management strategies of the respective business areas on a medium- and long-term range are described as follows:

(i) Customer specific business

The Company has an advantage in customer-specific business in which solutions are provided to specific customers. To reap such advantage, the Company intends to provide optimum solutions, covering LSIs to boards and modules to finished products, and also promote new customer development to strengthen and expand its business base.

With regard to customer-specific LSI (ASIC) business, the Company intends to continue expanding business as its core business by expanding the area of LSI products to be provided by the Company and providing boards and modules through integration of its LSI development capabilities and system development capabilities, in the field of entertainments centering on the existing game consoles.

With regard to customer-specific system business, the Company intends to develop a fuller line of system products specializing in the uses of customers, including monitoring uses in the security and monitoring area, among others, and cultivate new customers to promptly improve profitability and expand business.

(ii) Specific use business

With regard to specific use business for providing products specialized in specific uses, the Company has engaged in developing and selling system LSIs (ASSP) used in mobile information devices, including 3G cellular phones, digital cameras, mobile devices and vehicle devices compatible with services of receiving one segment of a frequency band of terrestrial digital broadcasting for cellular phones and other mobile information devices, and high definition-compatible AV (audio-visual) equipment,

which are areas having potential for growth in the future, by making most of its advantageous technologies, such as compression and extension of images, digital image processing and communication technologies.

The Company regards those areas as business driving its growth on a medium- and long-term range and intends to cultivate the business of electronic devices, which is a new business to develop and sell board and modules with its system LSIs forming the core thereof, in addition to the development and sale of system LSIs and offer optimum solutions to meet customer needs, whereby further expanding business on a medium- and long-term range.

To promote its above-mentioned medium- to long-term management strategy, expand business and contribute to materializing an affluent future society, the Group intends to actively focus on exerting its total power integrating its nurtured technological capabilities and development capabilities in LSI business and system business, as well as strengthening business management capabilities.

To be specific, to exert its total power integrating its nurtured technological capabilities and development capabilities in LSI business and system business, the Company will abolish the company system and introduce a business headquarters system, under which a Consumer Specific Business Headquarters and a Specific Use Business Headquarters will be instituted. With the Consumer Specific Business Headquarters, responsible for providing solutions to specific customers to solve their problems, in which the Company has an advantage, the Company intends to strengthen the business base and expand business by cultivating new customers. With the Specific Use Business Headquarters, the Company intends to focus on expanding its system LSI business specialized in specific uses, as well as cultivating the new business of electronic devices, including boards and modules, utilizing such system LSIs to make it a business driving the Company's growth. Additionally, the Company will focus its efforts on strengthening its business management system, as well as the management of individual businesses, company-wide business administration and its management base.

Furthermore, to reduce business risks and accelerate business development in the specifically rapidly changing areas of electronic equipment and information and communications, the Company intends to enhance and develop human resources and aggressively form alliances to enhance its corporate value.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

(thousands of yen)

	Year ended March 31, 2007 (as at March 31, 2007)	Year ended March 31, 2008 (as at March 31, 2008)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	4,737,569	6,530,199	1,792,629
2. Trade notes and trade accounts receivable	18,316,089	17,653,931	(662,157)
3. Inventories	2,357,514	2,259,179	(98,335)
4. Deferred tax assets	218,698	246,484	27,786
5. Others	411,803	168,038	(243,765)
Allowance for doubtful receivables	(1,448)	(1,229)	218
Total current assets	26,040,227	26,856,603	816,376
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	87,652	117,303	29,650
(2) Others	73,056	103,087	30,031
Total tangible fixed assets	160,709	220,391	59,682
2. Intangible fixed assets			
(1) Others	154,356	177,705	23,348
Total intangible fixed assets	154,356	177,705	23,348
3. Investments and other assets			
(1) Investment securities	4,643,485	4,814,902	171,417
(2) Long-term prepaid expenses	-	2,525,456	2,525,456
(3) Long-term deposit	400,000	400,000	-
(4) Deferred tax assets	33,383	-	(33,383)
(5) Others	911,793	339,271	(572,521)
Allowance for doubtful receivables	(1,738)	(4,933)	(3,194)
Total investments and other assets	5,986,924	8,074,697	2,087,773
Total fixed assets	6,301,989	8,472,794	2,170,804
TOTAL ASSETS	32,342,216	35,329,398	2,987,181

(thousands of yen)

	Year ended March 31, 2007 (as at March 31, 2007)	Year ended March 31, 2008 (as at March 31, 2008)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	4,640,965	4,020,461	(620,503)
2. Short-term loans payable	4,000,000	6,000,000	2,000,000
3. Accrued corporate income taxes	968,980	558,253	(410,726)
4. Allowance for bonuses	210,904	258,814	47,909
5. Others	625,334	830,821	205,486
Total current liabilities	10,446,184	11,668,350	1,222,165
II. Fixed liabilities			
1. Long-term loans payable	2,000,000	2,000,000	-
2. Deferred tax liabilities	157,671	165,573	7,902
3. Others	44,792	58,561	13,768
Total fixed liabilities	2,202,464	2,224,135	21,671
TOTAL LIABILITIES	12,648,648	13,892,485	1,243,837
NET ASSETS			
I. Shareholders' equity			
1. Capital	4,840,313	4,840,313	-
2. Additional paid-in capital	6,181,300	6,181,300	-
3. Retained earnings	8,497,051	9,012,581	515,529
4. Treasury stock	(1,883,049)	(718,718)	1,164,331
Total shareholders' equity	17,635,616	19,315,477	1,679,860
II. Revaluation and exchange differences, etc.			
1. Revaluation difference of other securities	1,889,059	2,090,734	201,675
2. Foreign exchange translation adjustment	168,892	30,700	(138,192)
Total revaluation and exchange differences, etc.	2,057,951	2,121,435	63,483
TOTAL NET ASSETS	19,693,567	21,436,912	1,743,344
TOTAL LIABILITIES AND NET ASSETS	32,342,216	35,329,398	2,987,181

(2) Consolidated Profit and Loss Statements

(thousands of yen)

	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)	Increase or decrease
I. Sales	44,696,215	50,671,795	5,975,580
II. Cost of sales	37,867,342	42,832,602	4,965,259
Gross profit on sales	6,828,872	7,839,193	1,010,321
III. Selling, general and administrative expenses	3,908,054	4,394,288	486,234
Operating profit	2,920,818	3,444,905	524,086
IV. Non-operating profit	13,541	62,424	48,882
1. Interest income	7,814	15,760	
2. Dividend income	-	42,737	
3. Additional refunds of corporate income taxes	858	1,107	
4. Transfer back from allowance for doubtful receivables	1,693	218	
5. Miscellaneous income	3,175	2,600	
V. Non-operating expenses	65,158	202,553	137,394
1. Interest paid	40,070	105,158	
2. Commitment fees	-	52,386	
3. Loss from sale of bonds	3,213	-	
4. Loss from investments in partnership	11,944	9,045	
5. Exchange loss	5,896	33,595	
6. Miscellaneous losses	4,032	2,367	
Ordinary profit	2,869,201	3,304,776	435,574
VI. Special income	36,258	15,276	(20,982)
1. Gain on prior period adjustment	9,258	-	
2. Gain from sale of investment securities	27,000	15,276	
VII. Special loss	50,000	183,316	133,316
1. Litigation settlement payment	50,000	-	
2. Loss from business liquidation	-	167,899	
3. Others	-	15,417	
Income before income taxes and others	2,855,460	3,136,735	281,275
Corporate income taxes, inhabitant taxes and enterprise taxes	1,316,773	540,367	(776,406)
Interperiod tax allocation adjustment	19,514	(15,836)	(35,351)
Profit for the year	1,519,172	2,612,205	1,093,032

(3) Consolidated Statements of Shareholders' Equity, Etc.

For the year ended March 31, 2007 (April 1, 2006 through March 31, 2007) (thousands of yen)

Items	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,840,313	6,181,300	7,441,028	(1,917,871)	16,544,770
Changes during the year					
Distribution of surplus*			(396,083)		(396,083)
Officers' bonuses*			(59,500)		(59,500)
Profit for the year			1,519,172		1,519,172
Acquisition of treasury stock				(815)	(815)
Disposition of treasury stock			(7,565)	35,637	28,072
Changes in items other than shareholders' equity during the year – net					
Total change during the year	-	-	1,056,023	34,822	1,090,845
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616

Items	Revaluation and exchange differences, etc.			Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2006	158,728	130,432	289,160	16,833,931
Changes during the year				
Distribution of surplus*				(396,083)
Officers' bonuses*				(59,500)
Profit for the year				1,519,172
Acquisition of treasury stock				(815)
Disposition of treasury stock				28,072
Changes in items other than shareholders' equity during the year – net	1,730,331	38,460	1,768,791	1,768,791
Total change during the year	1,730,331	38,460	1,768,791	2,859,636
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006

For the year ended March 31, 2008 (April 1, 2007 through March 31, 2008) (thousands of yen)

Items	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616
Changes during the year					
Distribution of surplus			(445,983)		(445,983)
Profit for the year			2,612,205		2,612,205
Acquisition of treasury stock				(500,524)	(500,524)
Disposition of treasury stock			(3,799)	17,962	14,163
Cancellation of treasury stock			(1,646,893)	1,646,893	-
Changes in items other than shareholders' equity during the year – net					
Total change during the year	-	-	515,529	1,164,331	1,679,860
Balance as of March 31, 2008	4,840,313	6,181,300	9,012,581	(718,718)	19,315,477

Items	Revaluation and exchange differences, etc.			Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567
Changes during the year				
Distribution of surplus				(445,983)
Profit for the year				2,612,205
Acquisition of treasury stock				(500,524)
Disposition of treasury stock				14,163
Cancellation of treasury stock				-
Changes in items other than shareholders' equity during the year – net	201,675	(138,192)	63,483	63,483
Total change during the year	201,675	(138,192)	63,483	1,743,344
Balance as of March 31, 2008	2,090,734	30,700	2,121,435	21,436,912

(4) Consolidated Statements of Cash Flows

(thousands of yen)

	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)	Increase or Decrease
I. Cash flows from operating activities			
Income before income taxes and others	2,855,460	3,136,735	281,275
Depreciation	179,841	167,654	(12,187)
Amortization of long-term prepaid expenses	69,104	140,207	71,103
Loss on disposition of fixed assets	1,779	34	(1,745)
Increase (decrease) in allowance for doubtful receivables	(1,693)	2,976	4,669
Increase in allowance for bonuses	39,310	47,909	8,599
Interest and dividend income	(8,114)	(58,497)	(50,382)
Loss from investments in partnership	11,944	9,045	(2,898)
Interest expense	40,070	105,158	65,087
Income from sale of investment securities	(27,000)	(15,276)	11,723
Litigation settlement payment	50,000	-	(50,000)
Loss on business liquidation	-	92,598	92,598
(Increase) or decrease in trade accounts receivable	(4,527,485)	643,848	5,171,333
Increase in inventories	(1,387,331)	(743,048)	644,283
Increase or (decrease) in trade accounts payable	1,597,354	(604,581)	(2,201,935)
Officers' bonuses paid	(59,500)	-	59,500
(Increase) decrease in other current assets	(70,730)	21,208	91,939
Increase in other current liabilities	207,843	85,094	(122,748)
Others	(2,537)	57,916	60,453
Subtotal	(1,031,683)	3,088,986	4,120,669
Interest and dividends received	7,886	58,460	50,573
Interest paid	(33,300)	(83,645)	(50,345)
Corporate income taxes paid	(1,111,455)	(946,995)	164,459
Corporate income taxes refunded	249,110	223,432	(25,678)
Net cash used in operating activities	(1,919,442)	2,340,237	4,259,679

(thousands of yen)

	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	Year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)	Increase or Decrease
II. Cash flows from investing activities			
Purchase of tangible fixed assets	(49,856)	(139,280)	(89,423)
Purchase of intangible fixed assets	(114,430)	(73,196)	41,233
Purchase of investment securities	-	(110,800)	(110,800)
Sale of investment securities	31,968	55,475	23,507
Payment for long-term prepaid expenses	(529,699)	(1,252,391)	(722,691)
Payment of guarantee	(2,963)	(45,161)	(42,197)
Refund of guarantee	2,162	2,447	285
Refund premiums	2,351	3,996	1,645
Others	-	80	80
Net cash used in investing activities	(660,468)	(1,558,829)	(898,361)
III. Cash flows from financing activities			
Net increase in short-term loans payable	1,000,000	2,000,000	1,000,000
Proceeds from long-term loans payable	2,000,000	-	(2,000,000)
Net decrease in treasury stock	27,256	-	(27,256)
Purchase of treasury stock – net	-	(500,524)	(500,524)
Disposition of treasury stock-net	-	14,163	14,163
Cash dividends paid	(393,952)	(442,265)	(48,313)
Net cash provided by financing activities	2,633,304	1,071,373	(1,561,930)
IV. Translation gain related to cash and cash equivalents	6,410	(60,151)	(66,561)
V. Net increase (decrease) in cash and cash equivalents	59,803	1,792,629	1,732,826
VI. Cash and cash equivalents at beginning of year	4,677,766	4,737,569	59,803
VII. Cash and cash equivalents at end of year	4,737,569	6,530,199	1,792,629

NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Non-Consolidated Balance Sheets

(thousands of yen)

	17th fiscal year ended March 31, 2007 (as at March 31, 2007)	18th fiscal year ended March 31, 2008 (as at March 31, 2008)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	4,286,457	6,225,801	1,939,344
2. Trade notes receivable	-	12,093	12,093
3. Trade accounts receivable	155	17,595,142	17,594,987
4. Products	-	1,427,215	1,427,215
5. Materials and supplies	-	496,442	496,442
6. Goods in process	-	335,168	335,168
7. Stores	626	353	(273)
8. Prepaid expenses	31,730	60,098	28,367
9. Accounts receivable – other	-	10,115	10,115
10. Corporate income taxes recoverable	223,432	-	(223,432)
11. Short-term loans to related companies	10,774,531	-	(10,774,531)
12. Deferred tax assets	19,515	246,484	226,968
13. Others	23,269	94,330	71,060
Allowance for doubtful receivables	-	(1,229)	(1,229)
Total current assets	15,359,719	26,502,015	11,142,296
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	85,510	116,754	31,244
(2) Tools, furniture and fixtures	14,392	99,879	85,486
Total tangible fixed assets	99,903	216,634	116,731
2. Intangible fixed assets	101,314	177,705	76,390
3. Investments and other assets			
(1) Investment securities	192,915	1,109,136	916,221
(2) Investment in stocks of related companies	6,105,510	2,245,860	(3,859,650)
(3) Long-term loans receivable	13,653	9,657	(3,996)
(4) Long-term prepaid expenses	3,257	2,525,456	2,522,199
(5) Long-term deposits	400,000	400,000	-
(6) Guarantees	258,416	301,015	42,598
(7) Rehabilitation claims in bankruptcy	-	4,933	4,933
(8) Deferred tax assets	32,621	-	(32,621)
(9) Others investments, etc.	17,500	17,500	-
Allowance for doubtful receivables	-	(4,933)	(4,933)
Total investments and other assets	7,023,874	6,608,625	(415,249)
Total fixed assets	7,225,092	7,002,964	(222,127)
TOTAL ASSETS	22,584,811	33,504,980	10,920,169

(thousands of yen)

	17th fiscal year ended March 31, 2007 (as at March 31, 2007)	18th fiscal year ended March 31, 2008 (as at March 31, 2008)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	-	4,091,902	4,091,902
2. Short-term loans payable	4,000,000	6,000,000	2,000,000
3. Accounts payable - other	87,742	508,195	420,453
4. Accrued corporate income taxes	19,513	555,923	536,410
5. Accrued consumption taxes	7,305	45,085	37,779
6. Accrued expenses payable	18,041	138,304	120,262
7. Advances received	-	45,687	45,687
8. Deposits received	4,652	15,422	10,770
9. Allowance for bonuses	27,284	258,814	231,529
10. Prepayment received	4,223	4,349	126
Total current liabilities	4,168,761	11,663,684	7,494,922
II. Fixed liabilities			
1. Long-term loans payable	2,000,000	2,000,000	-
2. Deferred tax liabilities	-	154,541	154,541
3. Other fixed liabilities	44,792	58,561	13,768
Total fixed liabilities	2,044,792	2,213,103	168,310
TOTAL LIABILITIES	6,213,554	13,876,788	7,663,233
NET ASSETS			
I. Shareholders' equity			
1. Capital	4,840,313	4,840,313	-
2. Additional paid-in capital			
1) Capital reserve	6,181,300	6,181,300	-
Total additional paid-in capital	6,181,300	6,181,300	-
3. Retained earnings			
1) Earned surplus reserve	97,042	97,042	-
2) Other retained earnings			
Voluntary reserve	3,830,500	3,830,500	-
Retained earnings brought forward from the previous year	3,304,904	4,927,322	1,622,418
Total retained earnings	7,232,446	8,854,864	1,622,418
4. Treasury stock	(1,883,049)	(718,718)	1,164,331
Total shareholders' equity	16,371,010	19,157,760	2,786,750
II. Revaluation and exchange differences, etc.			
1. Revaluation difference of other securities	245	470,431	470,185
Total revaluation and exchange differences, etc.	245	470,431	470,185
TOTAL NET ASSETS	16,371,256	19,628,192	3,256,935
TOTAL LIABILITIES AND NET ASSETS	22,584,811	33,504,980	10,920,169

2. Non-Consolidated Profit and Loss Statements

(thousands of yen)

	17th fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)	18th fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008)	Increase or decrease
I. Operating revenue	911,424	-	(911,424)
II. Operating expenses	888,853	-	(888,853)
1. Selling, general and administrative expenses	888,853	-	
Operating profit	22,571	-	(22,571)
I. Sales	-	50,658,974	50,658,974
II. Cost of sales	-	42,824,113	42,824,113
Gross profit on sales	-	7,834,861	7,834,861
III. Selling, general and administrative expenses	-	4,266,948	4,266,948
Operating profit		3,567,912	3,567,912
IV. Non-operating profit	1,352,438	15,204	(1,337,233)
1. Interest income	149,597	7,399	
2. Dividend income	1,200,000	250	
3. Gain from commissioned services	-	4,540	
4. Miscellaneous income	2,840	3,013	
IV. Non-operating expenses	51,848	215,545	163,697
1. Interest paid	39,852	105,158	
2. Commitment fees	-	52,386	
3. Loss from investments in partnership	11,944	9,045	
4. Exchange loss	-	41,983	
5. Miscellaneous losses	51	6,972	
Ordinary profit	1,323,161	3,367,570	2,044,409
VI. Special income	27,000	1,348,769	1,321,769
1. Gain from sale of investment securities	27,000	15,276	
2. Gain from extinction of the shares of merged companies	-	1,333,493	
VII. Special loss	-	476,654	476,654
1. Loss from revaluation of capital stock of affiliated companies	-	291,434	
2. Loss from business liquidation	-	167,899	
3. Others	-	17,320	
Income before income taxes and others	1,350,161	4,239,686	2,889,525
Corporate income taxes, inhabitant taxes and enterprise taxes	28,002	537,139	509,136
Interperiod tax allocation adjustment	73,488	(16,546)	(90,034)
Profit for the year	1,248,670	3,719,094	2,470,424

(3) Non-Consolidated Statements of Shareholders' Equity, Etc.

17th fiscal year ended March 31, 2007 (April 1, 2006 through March 31, 2007)

(thousands of yen)

Items	Shareholders' equity								
	Capital	Additional paid-in capital		Retained earnings				Treasury Stock	Total shareholders' equity
					Other retained earnings				
		Capital reserve	Total additional paid-in capital	Earned surplus reserve	Voluntary reserve	Retained earnings brought forward from the previous year	Total retained earnings		
Balance as of March 31, 2006	4,840,313	6,181,300	6,181,300	97,042	3,830,500	2,482,883	6,410,425	(1,917,871)	15,514,167
Changes during the year									
Distribution of surplus*						(396,083)	(396,083)		(396,083)
Directors' bonuses*						(23,000)	(23,000)		(23,000)
Profit for the year						1,248,670	1,248,670		1,248,670
Acquisition of treasury stock								(815)	(815)
Disposition of treasury stock						(7,565)	(7,565)	35,637	28,072
Changes in items other than shareholders' equity during the year – net									
Total change during the year	-	-	-	-	-	822,021	822,021	34,822	856,843
Balance as of March 31, 2007	4,840,313	6,181,300	6,181,300	97,042	3,830,500	3,304,904	7,232,446	(1,883,049)	16,371,010

Items	Revaluation and exchange differences, etc.		Total net assets
	Revaluation difference of other securities	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2006	-	-	15,514,167
Changes during the year			
Distribution of surplus*			(396,083)
Directors' bonuses*			(23,000)
Profit for the year			1,248,670
Acquisition of treasury stock			(815)
Disposition of treasury stock			28,072
Changes in items other than shareholders' equity during the year – net	245	245	245
Total change during the year	245	245	857,089
Balance as of March 31, 2007	245	245	16,371,256

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2007.

18th fiscal year ended March 31, 2008 (April 1, 2007 through March 31, 2008)

(thousands of yen)

Items	Shareholders' equity								
	Capital	Additional paid-in capital		Retained earnings					Total shareholders' equity
					Other retained surplus				
		Capital reserve	Total additional paid-in capital	Earned surplus reserve	Voluntary reserve	Retained earnings brought forward from the previous year	Total retained earnings	Treasury stock	
Balance as of March 31, 2007	4,840,313	6,181,300	6,181,300	97,042	3,830,500	3,304,904	7,232,446	(1,883,049)	16,371,010
Changes during the year									
Distribution of surplus						(445,983)	(445,983)		(445,983)
Profit for the year						3,719,094	3,719,094		3,719,094
Acquisition of treasury stock								(500,524)	(500,524)
Disposition of treasury stock						(3,799)	(3,799)	17,962	14,163
Cancellation of treasury stock						(1,646,893)	(1,646,893)	1,646,893	-
Changes in items other than shareholders' equity during the year – net									
Total change during the year	-	-	-	-	-	1,622,418	1,622,418	1,164,331	2,786,750
Balance as of March 31, 2008	4,840,313	6,181,300	6,181,300	97,042	3,830,500	4,927,322	8,854,864	(718,718)	19,157,760

Items	Revaluation and exchange differences, etc.		Total net assets
	Revaluation difference of other securities	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2007	245	245	16,371,256
Changes during the year			
Distribution of surplus			(445,983)
Profit for the year			3,719,094
Acquisition of treasury stock			(500,524)
Disposition of treasury stock			14,163
Cancellation of treasury stock			-
Changes in items other than shareholders' equity during the year – net	470,185	470,185	470,185
Total change during the year	470,185	470,185	3,256,935
Balance as of March 31, 2008	470,431	470,431	19,628,192

7. CHANGE OF OFFICERS (expected to be effective as of June 25, 2008)

(1) Change of Representatives

President and Representative Director	Yukihiro Ukai	Vice President and Representative Director, to date
Vice President and Representative Director	Shigeki Matsuoka	President and Representative Director, to date

(2) Other changes of officers

(i) Candidate for new Director

Director	Tadashi Sumi	Officer, General Manager of Production Headquarters and General Manager of Quality Assurance Division, to date

(ii) Retiring Director

Officer and General Manager of Corporate Control Division	Tetsuo Hikawa	Director, Officer and General Manager of Corporate Control Division, to date

FILE NO. 082-4861

(Translation)

May 9, 2008

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director, Officer and General Manager of Corporate Control Division
(TEL 06-6399-2884)

Notice of Distribution of Retained Earnings

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 9, 2008, adopted a resolution for the distribution of retained earnings with the record date fixed on March 31, 2008 in accordance with its previously publicized policy on the distribution of retained earnings, as described below:

Description

1. Content of dividends

	Amount Determined (for the year ended March 31, 2008)	Most recent forecast of dividends (publicized on February 4, 2008)	Previous results (for the year ended March 31, 2007)
Record date	March 31, 2008	Same as on the left	March 31, 2007
Dividend per share	¥32.00	Undecided	¥18.00
Aggregate amount of dividends	¥782 million	-	¥445 million
Effective date	June 4, 2008	-	June 4, 2007
Source of dividends	Retained earnings	-	Retained earnings

2. Reasons

The Company, which regards the distribution of profits to its shareholders as an important issue of management, has distributed retained earnings while taking into consideration increasing internal reserves necessary to strengthen its financial base and expand business. In addition, the Company, at its Ordinary General Meeting of Shareholders held in June 2006, amended its Articles of Incorporation to allow itself to determine the distribution of retained earnings by resolution of the Board of Directors.

As a policy on the distribution of retained earnings, the Company will, based on its operating results on a consolidated basis for each fiscal year and by taking into consideration future business developments and the strengthening of its management base, return its profits to its shareholders by distributing retained earnings equivalent to about 30% of net income on a consolidated basis within an amount distributable under law.

Meanwhile, in response to prospective changes in the business conditions, the Company will appropriate internal reserves for research and development activities that may ignite growth and strategic investments, whereby effectively utilizing internal reserves to expand its business base and strengthen its financial base, all in an effort to continuously enhance its enterprise value.

With regard to the purchase of its own shares on the stock market, the Company recognizes it as an effective means to distribute profits to the shareholders. Hence, the Company will use such means expeditiously by taking into consideration movements of its stock prices on the market, its financial status and other factors.

In accordance with the policy on the distribution of retained earnings mentioned above, the Company, at the meeting of its Board of Directors held on May 9, 2008, determined to pay a dividend of ¥32 per share (ordinary dividend: ¥23, special dividend: ¥9). As a result, the aggregate dividends will amount to ¥782,494,880.

In April 2007, the Company merged its operating subsidiaries to shift from the holding company system to the current corporate system. Due to a tax effect on the merger, net income increased by approximately ¥770 million, which will be distributed as special dividends.

(For reference)
Breakdown of annual dividends:

	Dividend per share				
Record date	First quarter-end	Interim period-end	Third quarter-end	Year-end	Annual
Results for the year ended March 31, 2008	-	-	-	¥32.00 (Ordinary dividend: ¥23.00) (Special dividend: ¥9.00)	¥32.00 (Ordinary dividend: ¥23.00) (Special dividend: ¥9.00)
Results for the year ended March 31, 2007	-	-	-	¥18.00 (Ordinary dividend: ¥18.00)	¥18.00 (Ordinary dividend: ¥18.00)

3. Schedule:

June 3, 2008:	Documents concerning dividends will be sent, together with the notice of the Ordinary General Meeting of Shareholders, attached documents and reference documents therefor.
June 4, 2008:	The payment of dividends will be commenced.

- END -

FILE NO. 082-4861

(Translation)

May 9, 2008

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director, Officer and General Manager of Corporate Control Division
(TEL 06-6399-2884)

Notice of Determination of the Matters Concerning the Acquisition by the Company of its Own Shares and Determination of the Matters Concerning the Cancellation by the Company of its Own Shares

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 9, 2008, determined the matters concerning the acquisition by the Company of its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law. Notice is also given that the Company determined that it would cancel the shares to be acquired in accordance with the determination of the matters concerning the acquisition by the Company of its own shares, pursuant to Article 178 of the Corporation Law of Japan, as described below:

Description

1. Reason for the acquisition and cancellation by the Company of its own shares:

The Company, which regards the enhancement of its enterprise value through sustained growth and the proper distribution of the results thereof to its shareholders as an important issue of management, has made an appropriation (distribution) of retained earnings while taking into consideration increasing internal reserves necessary to strengthen its

financial base and expand business. The Company has now determined to acquire and cancel its own shares to enhance capital efficiency and the per-share stock value.

2. Content of the matters concerning the acquisition by the Company of its own shares:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 250,000 shares (the ratio thereof to the total number of issued shares (excluding the shares of treasury stock): 1.0%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥300,000,000
(4)	Acquisition period:	May 12, 2008 through May 30, 2008

3. Content of the matters concerning the cancellation by the Company of its own shares:

(1)	Class of shares to be cancelled:	Shares of common stock of the Company
(2)	Total number of shares to be canceled:	Shares to be acquired in accordance with the determination of the matters concerning the acquisition by the Company of its own shares publicized herein
(3)	Scheduled date of cancellation:	June 30, 2008

(For reference)

Shares of treasury stock of the Company as of April 30, 2008:

(1)	Total number of issued shares (excluding the shares of treasury stock):	24,452,933 shares
(2)	Number of shares of treasury stock:	451,584 shares

- END -

FILE NO. 082-4861

(Translation)

May 19, 2008

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director, Officer and General
Manager of Corporate Control
Division
(TEL 06-6399-2884)

Notice of the Result of Acquisition by the Company of its Own Shares and the Completion thereof

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that MegaChips Corporation (the "Company") has acquired its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law, as described below.

Notice is also given that the acquisition by the Company of its own shares pursuant to the resolution adopted at the meeting of its Board of Directors held on May 9, 2008 has been completed.

Description

1	Class of shares acquired:	Shares of common stock of the Company
2	Total number of shares acquired:	237,200 shares
3	Aggregate acquisition prices of shares:	¥299,891,600
4	Acquisition period:	May 12, 2008 through May 19, 2008

(For reference)

Content of the resolution for the acquisition by the Company of its own shares adopted at the meeting of its Board of Directors held on May 9, 2008:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 250,000 shares (the ratio thereof to the total number of issued shares (excluding the shares of treasury stock): 1.0%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥300,000,000
(4)	Acquisition period:	May 12, 2008 through May 30, 2008

Cancellation of shares of treasury stock:

The Company plans to cancel 237,200 shares acquired as described above, as of June 30, 2008. As a result of the cancellation thereof, the total number of issued shares (including the shares of treasury stock) will be 24,667,317 shares.

- END -

FILE NO. 082-4861

(Translation)

May 9, 2008

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director, Officer and General
Manager of Corporate Control
Division
(TEL 06-6399-2884)

Notice of Change of President and CEO

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 9, 2008, adopted an unofficial resolution to change its President and CEO (Representative Director), as described below. The change will be determined officially at the Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2008 and a subsequent meeting of the Board of Directors.

Description

1. Purpose of the change of the President and CEO:

The Company, as an R&D-oriented, fabless enterprise, has focused its efforts on strengthening its business base of customer-specific LSIs (ASIC) and also cultivating and expanding the businesses of application-specific LSIs (ASSP) and system products. As a result, for the fiscal year ended March 31, 2008, the Company posted record operating income and net income.

However, to sustain growth on a medium- and long-term basis, the Company must direct its efforts toward strengthening its business base of customer-specific LSIs and customer-specific system products in which the Company has an advantage and expanding the customer base thereof, as well as cultivating its system LSIs from which the Company's competitive edge derives and the business of electronic devices, including boards and modules, utilizing such system LSIs. Simultaneously, to strengthen the driving functions of these businesses, as well as its business management system, the Company must focus its

efforts on strengthening the management of individual businesses, company-wide business administration and its management base.

Thus, the Company has determined to change the President and CEO to establish a management base that may solve these management issues and allow it to sustain continuous growth.

2. Details of the change of the President and CEO:

To vigorously implement the aforementioned business growth strategy, the Company will appoint Mr. Yukihiro Ukai as President and CEO, who will exercise general control over company-wide execution of business, strengthen the bases of the existing businesses and cultivate new businesses. Mr. Shigeki Matsuoka will promote the strengthening of the business management system as Executive Vice President (Representative Director) and General Manager of the Administrative Headquarters.

New Title	Name	Current Title
President and CEO (Representative Director)	Yukihiro Ukai	Executive Vice President and COO (Representative Director)
Executive Vice President and COO (Representative Director); General Manager, Administrative Headquarters; Director, MegaChips (Hong Kong) Limited	Shigeki Matsuoka	President and CEO (Representative Director); Director, MegaChips (Hong Kong) Limited

(Note) As a result of the organizational change as of May 10, 2008 (please see the separate news release "Notice of Change of Organization and Officers" dated May 9, 2008), Mr. Shigeki Matsuoka will assume the office of President and CEO (Representative Director), General Manager of the Administrative Headquarters and Director of MegaChips (Hong Kong) Limited.

3. Career summary of the new President and CEO

Name (Date of Birth)	Career summary	
Yukihiro Ukai (February 19, 1959)	September 1990	Joined the Company
	April 1998	General Manager of LSI Business Division of the Company
	June 1998	Director of the Company
	June 1999	Officer, responsible for LSI Business of the Company
	February 2001	Managing Director of the Company
	June 2001	Officer, responsible for LSI Business and Rich Media Communication System Business of the Company
	April 2003	Officer, responsible for LSI Business Unit of the Company
	April 2004	President and Representative Director of MegaChips LSI Solutions Inc.

Name (Date of Birth)	Career summary	
	April 2007	Officer and Company President, LSI Company of the Company
	January 2008	Executive Vice President and COO (Representative Director) of the Company

4. Expected date of assumption of office:

June 25, 2008 (Mr. Ukai will assume the office of President and CEO after he is elected as Director at the 18th Ordinary General Meetings of Shareholders.)

- END -

FILE NO. 82-4861

(Translation)

May 9, 2008

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director, Officer and General Manager of Corporate Control Division
(TEL 06-6399-2884)

Notice of Change of Organization and Officers

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held today, determined to change its organization and officers as of May 10, 2008, as described below:

Description

1. Purpose of the change of its organization and officers:

The Company, as an R&D-oriented, fabless enterprise, has focused its efforts on strengthening its business base of customer-specific LSIs (ASIC) and also cultivating and expanding the businesses of application-specific LSIs (ASSP) and system products. As a result, for the fiscal year ended March 31, 2008, the Company posted record operating income and net income.

However, to sustain growth on a medium- and long-term basis, the Company must direct its efforts toward strengthening the bases of its existing customer-specific LSIs and system businesses, as well as cultivating new businesses and strengthening its business management system. Thus, the Company will focus its efforts on the following issues:

(1) The Company has an advantage in customer-specific business in which solutions are provided to specific customers. To reap such advantage, the Company will establish a system by which optimum solutions can be provided,

covering LSIs to boards and modules to finished products, and also promote new customer development.

(2) The Company will make positive efforts to cultivate its system LSIs from which the Company's competitive edge derives and the business of electronic devices, including boards and modules, utilizing its system LSIs.

(3) The Company will focus its efforts on strengthening its business management system, as well as the management of individual businesses, company-wide business administration and its management base.

Thus, the Company has determined to change its organization and officers to establish a management base that may solve these management issues and allow it to sustain continuous growth.

2. Details of the change of its organization:

(1) To maximize the fusion and synergy of the LSI business and the system business and vigorously seek further growth of both businesses and the cultivation of new businesses, the company system will be abolished and a "Customer Specific Business Headquarters" and a "Specific Use Business Headquarters" will be instituted.

(2) The "Customer Specific Business Headquarters" will exercise general control over the "ASIC Business Division", "System Business Division" and "New Customer Development Department". The "ASIC Business Division" will promote the business of LSI products specialized in equipment for specific customers. The "System Business Division" will promote the business of system products specialized in uses of specific customers. The "New Customer Development Department" will promote new customer development and business cultivation in customer-specific LSI business and system business.

(3) The "Specific Use Business Headquarters" will exercise general control over the "ASSP Business Division" and "Module & Electronic Device Business Division". The "ASSP Business Division" will promote the business of system LSIs specialized in specific uses. The "Module & Electronic Device Business Division" will promote the cultivation of new businesses of boards and modules with the Company's system LSIs forming the core thereof and strive to enlarge business opportunities.

(4) To strengthen the business management system and promote improvements of operating efficiencies, as well as to strengthen the functions of formulating company-wide management strategies and promoting each business, an "Administrative Headquarters" will be instituted to exercise general control over the "Corporate Control Division" and "Strategic Management Office".

3. Details of the change of its officers:

New Title	Name	Current Title
President and CEO (Representative Director), General Manager, Administrative Headquarters; Director, MegaChips (Hong Kong) Limited	Shigeki Matsuoka	President and CEO (Representative Director); Director, MegaChips (Hong Kong) Limited
Director, Officer and General Manager, Customer Specific Business Headquarters; Department Manager, New Customer Development Department; Director, MegaChips (Hong Kong) Limited	Yoshimasa Hayashi	Director, Officer; General Manager, Strategic Business Development Office; Director, MegaChips (Hong Kong) Limited
Director, Officer and General Manager, Specific Use Business Headquarters; General Manager, ASSP Business Division	Keizo Higuchi	Director, Officer; Company President and General Manager of Division 2, LSI Company
Officer and General Manager, ASIC Business Division, Customer Specific Business Headquarters	Tetsuo Furuichi	Officer and General Manager, Division 1, LSI Company
Officer and General Manager, System Business Division, Customer Specific Business Headquarters; General Manager of Tokyo Office	Shunsuke Shikata	Officer and General Manager of Tokyo Office; Company Vice President and Department Manager of Sales & Marketing Department, System Company
Officer and General Manager, Module & Electronic Device Business Division, Specific Use Business Headquarters	Takashi Furumura	Company President and Department Manager, Development Department, System Company

- END -

END